--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                                 (RULE 14d-100)
                               (AMENDMENT NO. 3)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                       PRODIGY COMMUNICATIONS CORPORATION
                           (NAME OF SUBJECT COMPANY)

                       SBC INTERNET COMMUNICATIONS, INC.
                                   (OFFEROR)

                            SBC COMMUNICATIONS INC.
                                   (OFFEROR)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                CUSIP 74283 P107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 WAYNE A. WIRTZ
                            SBC COMMUNICATIONS INC.
                             175 E. HOUSTON STREET
                             SAN ANTONIO, TX 78205
                                 (210) 351-3736
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                                WITH A COPY TO:

                               JOSEPH B. FRUMKIN
                              SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NY 10004-2498
                                 (212) 558-4000
                            ------------------------

                           CALCULATION OF FILING FEE

 Transaction Valuation(1):  $492,463,705     Amount of Filing Fee(2):  $98,492

(1) For purposes of calculating fee only. This amount is based upon (a) the maximum number of Shares to be purchased pursuant to the Offer and (b) the price offered per Share.

(2) The amount of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid:           $81,428
  Form or Registration No.:         Not applicable
  Filing Party:                     SBC Internet Communications, Inc.
                                    SBC Communications Inc.
  Date Filed:                       October 2, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[X] going-private transaction subject to Rule 13e-3.

[X] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

---------------------------------
  CUSIP NO. 74283 P 10 7
---------------------------------

----------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
    1.      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            SBC Communications Inc.; I.R.S. Identification No. 43-1301883
----------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [X]
     2      (b)  [X]
----------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS
     4
            AF, WC, 00
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     5      PURSUANT TO ITEMS 2(d) or 2(e)                                                      [ ]
----------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
            Delaware
----------------------------------------------------------------------------------------------------------
                                                     SOLE VOTING POWER
               NUMBER OF
                 SHARES
              BENEFICIALLY
                OWNED BY
                  EACH
               REPORTING
                 PERSON
                  WITH

                                              7
                                                     0
                                         -----------------------------------------------------------------
                                                     SHARED VOTING POWER
                                              8
                                                     92,419,644
                                         -----------------------------------------------------------------
                                                     SOLE DISPOSITIVE POWER
                                              9
                                                     0
                                         -----------------------------------------------------------------
                                                     SHARED DISPOSITIVE POWER
                                             10
                                                     50,509,533
----------------------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    11      PERSON
            50,509,533 shares*
            * In addition to this amount, Telefonos de Mexico, S.A. de C.V. and certain affiliates thereof that, collectively, beneficially own 41,910,111 shares have agreed to vote with SBC with respect to certain matters. See Exhibit 1(xi) to Amendment No. 2 of the Schedule TO, Rule
              13e-3 Transaction Statement and Schedule 13D/A filed under cover of Schedule TO, dated
              October 18, 2001.
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES  [ ]
----------------------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            41.77%
----------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON
    14
            HC, CO
----------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------
  CUSIP NO. 74283 P 10 7
-------------------------

----------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
     1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            SBC Internet Communications, Inc.; I.R.S. Identification No. 74-2937337
----------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [X]
     2      (b)  [ ]
----------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS
     4
            AF, WC, 00
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     5      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]
----------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
            Delaware
----------------------------------------------------------------------------------------------------------
                                                     SOLE VOTING POWER
               NUMBER OF
                 SHARES
              BENEFICIALLY
                OWNED BY
                  EACH
               REPORTING
                 PERSON
                  WITH

                                              7
                                                     0
                                         -----------------------------------------------------------------
                                                     SHARED VOTING POWER
                                              8
                                                     50,448,283
                                         -----------------------------------------------------------------
                                                     SOLE DISPOSITIVE POWER
                                              9
                                                     0
                                         -----------------------------------------------------------------
                                                     SHARED DISPOSITIVE POWER
                                             10
                                                     50,448,283
----------------------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    11      PERSON
            50,448,283 shares*
            * In addition to this amount, Telefonos de Mexico, S.A. de C.U. and certain affiliates thereof that, collectively, beneficially own 41,910,111 shares have agreed to tender their shares into SBC Internet's tender offer. See Exhibit 1(xi) to Amendment No. 2 of the Schedule TO,
              Rule 13e-3 Transaction Statement and Schedule 13D/A filed under cover of Schedule TO, dated
              October 18, 2001.
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES  [ ]
----------------------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    13
            41.72%
----------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON
    14
            CO
----------------------------------------------------------------------------------------------------------

     This Amendment No. 3 amends and supplements the Tender Offer Statement, Rule 13e-3 Transaction Statement and Schedule 13D/A filed under cover of Schedule TO (as amended, the "Schedule TO") by SBC Internet Communications, Inc., a Delaware corporation ("SBC Internet") and an indirect wholly owned subsidiary of SBC Communications Inc., a Delaware corporation ("SBC"), to purchase all outstanding shares of Class A Common Stock, par value $0.01 per share (the "Shares"), of Prodigy Communications Corporation, a Delaware corporation (the "Company"), at a purchase price of $6.60 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 2, 2001 (the "Offer to Purchase") as supplemented by the Supplement thereto, dated October 19, 2001 (the "Supplement"), and in the related Revised Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer"). Item 13 of the Schedule TO, the information required by Schedule 13E-3, is being amended and supplemented by this Amendment No. 3 to add the Company as a filing party and to incorporate the sections referenced below from the Solicitation/ Recommendation Statement on Schedule 14D-9 originally filed by the Company with the Securities and Exchange Commission on October 16, 2001, and as amended on October 18, 2001 and October 19, 2001 (as so amended, the "Schedule 14D-9").

ITEM 4.  TERMS OF THE TRANSACTION

     (a) Reference is made to the information set forth under "Summary Term Sheet", "Questions and Answers about the Amended Offer", "Introduction", Section 1 ("Terms of the Amended Offer"), Section 2 ("Acceptance for Payment and Payment for Shares"), Section 3 ("Procedure for Tendering Shares"), Section 4 ("Rights of Withdrawal"), Section 7 ("The Merger Agreement"), Section 8 ("Certain Conditions of the Amended Offer") and Section 13 ("Miscellaneous") of the Supplement, which is incorporated herein by reference.

ITEM 6.  PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS

     (a) and (c)(1)-(7) Reference is made to the information set forth under "Summary Term Sheet", "Questions and Answers about the Amended Offer", "Introduction", "Special Factors - Further Contacts with Prodigy", "Special Factors - Purchaser's and SBC's Position Regarding the Fairness of the Amended Offer", Section 7 ("The Merger Agreement") and Section 8 ("Certain Conditions of the Amended Offer") of the Supplement, which is incorporated herein by reference. Reference is also made to the information set forth under Item 7 of the Schedule 14D-9, which is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a), (b) and (d) Reference is made to the information set forth under
Section 9 ("Source and Amount of Funds") of the Supplement, which is incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION

     (a)(2) Reference is made to the information set forth under "Introduction",
Section 2 ("Acceptance for Payment and Payment for Shares"), Section 3 ("Procedure for Tendering Shares") and Section 10 ("Certain Legal Matters") of the Supplement, which is incorporated herein by reference.

     (a)(5) Reference is made to the information set forth under Section 10 ("Certain Legal Matters") of the Supplement, which is incorporated herein by reference.

     (b) Reference is made to the information set forth under Item 8 of the
Schedule 14D-9, which is incorporated herein by reference.

ITEM 12.  EXHIBITS

(a)(1)(xii)    Supplement to the Offer to Purchase, dated October 19, 2001.
(a)(1)(xiii)   Revised Letter of Transmittal.
(a)(1)(xiv)    Revised Notice of Guaranteed Delivery.
(a)(1)(xv)     Revised Letter from the Dealer Managers to Brokers, Dealers,
               Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(xvi)    Revised Letter to Clients for use by Brokers, Dealers,
               Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(xvii)   Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9.
(a)(2)(i)      Solicitation/Recommendation Statement on Schedule 14D-9,
               dated October 16, 2001.
(a)(2)(ii)     Solicitation/Recommendation Statement (Amendment No. 1) on
               Schedule 14D-9, dated October 18, 2001.
(a)(2)(iii)    Solicitation/Recommendation Statement (Amendment No. 2) on
               Schedule 14D-9, dated October 19, 2001.
(a)(5)(xii)    Memorandum of Understanding, dated October 17, 2001.
(d)(1)         Agreement and Plan of Merger, dated October 17, 2001.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3

     Item 1.  Summary Term Sheet.

     Reference is made to the information set forth under "Summary Term Sheet" and "Questions and Answers about the Amended Offer" of the Supplement, which is incorporated herein by reference.

     Item 2.  Subject Company Information.

     (a) Reference is made to the information set forth under Section 6 ("Certain Information Concerning Prodigy") of the Supplement, which is incorporated herein by reference. Reference is also made to the information set forth under Item 1 of the Schedule 14D-9, which is incorporated herein by reference.

     (b) Reference is made to the information set forth under "Introduction" of the Supplement, which is incorporated herein by reference. Reference is also made to the information set forth under Item 1 of the Schedule 14D-9, which is incorporated herein by reference.

     (c) Reference is made to the information set forth under Section 5 ("Price Range of Shares; Dividends") and "Questions and Answers about the Amended Offer" of the Supplement, which is incorporated herein by reference.

     (d) Reference is made to the information set forth under Section 5 ("Price Range of Shares; Dividends") of the Supplement, which is incorporated herein by reference.

     (e) Reference is made to the information set forth under Item 1 of the
Schedule 14D-9, which is incorporated herein by reference.

     Item 3.  Identity and Background of Filing Person.

     (a), (b) and (c) Reference is made to the information set forth under Item 2 of the Schedule 14D-9, which is incorporated herein by reference.

     Reference is made to the information set forth under Item 2 and Exhibit 8 of the Schedule 14D-9, which is incorporated herein by reference.

     Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

     (a) Reference is made to the information set forth under Item 3 of the
Schedule 14D-9, which is incorporated herein by reference.

     (b) Reference is made to the information set forth under Section 7 ("The Merger Agreement"), Section 8 ("Certain Conditions of the Amended Offer"), "Special Factors -- Further Contacts with Prodigy" and "Special
Factors -- Purchaser's and SBC's Position Regarding the Fairness of the Amended Offer", of the Supplement, which is incorporated herein by reference. Reference is also made to the information set forth under Item 3 of the Schedule 14D-9, which is incorporated herein by reference.

     (c) Reference is made to the information set forth under "Introduction" and "Special Factors -- Further Contacts with Prodigy" of the Supplement, which is incorporated herein by reference. Reference is also made to Item 3 of the
Schedule 14D-9, which is incorporated herein by reference.

     (e) Reference is made to the information set forth under "Introduction", "Special Factors -- Telmex Letter Agreement", Section 1 ("Terms of the Amended Offer"), Section 2 ("Acceptance for Payment and Payment for Shares"), Section 3 ("Procedure for Tendering Shares"), Section 4 ("Rights of Withdrawal"), Section 7 ("The Merger Agreement") Section 8 ("Certain Conditions of the Amended Offer") and Section 9 ("Source and Amount of Funds") of the Supplement, which is incorporated herein by reference. Reference is also made to the information set forth under Item 3 of the Schedule 14D-9, which is incorporated herein by reference.

     Item 7.  Purposes, Alternatives, Reasons and Effects.

     (a), (b) and (c) Reference is made to the information set forth under "Introduction" of the Supplement, which is incorporated herein by reference. Reference is also made to the information set forth under Item 7 of the Schedule 14D-9, which is incorporated herein by reference.

     (d) Reference is made to the information set forth under "Introduction" and "Special Factors -- Certain Effects of the Amended Offer" which is incorporated herein by reference.

     Item 8.  Fairness of the Transaction.

     (a), (b), (c), (d), (e) and (f) Reference is made to the information set forth under "Introduction", "Special Factors -- Further Contacts with Prodigy", "Special Factors -- Purchaser's and SBC's Position Regarding the Fairness of the Amended Offer", "Special Factors -- Prodigy's Position Regarding the Fairness of the Amended Offer", Section 7 ("The Merger Agreement") and Section 12 ("Appraisal Rights") of the Supplement, which is incorporated herein by reference. Reference is also made to the information set forth under Item 4 of the Schedule 14D-9 which is incorporated herein by reference.

     Item 9.  Reports, Opinions, Appraisals and Negotiations.

     (a), (b) and (c) Reference is made to the information set forth under Item 4 of the Schedule 14D-9, which is incorporated herein by reference.

     Item 10.  Source and Amount of Funds or Other Consideration.

     (a) Reference is made to the information set forth under Section 9 ("Source and Amount of Funds") of the Supplement, which is incorporated by reference herein.

     (c) Reference is made to the information set forth under Item 5 of the
Schedule 14D-9, which is incorporated herein by reference.

     Item 11.  Interest in Securities of the Subject Company.

     (a) and (b) Reference is made to the information set forth under Item 6 of the Schedule 14D-9, which is incorporated herein by reference.

     Item 12.  The Solicitation or Recommendation.

     (d) Reference is made to the information set forth under "Introduction -- Purpose of the Amended Offer; The Merger; Telmex Agreement" and "Special Factors -- Telmex Letter Agreement" of the Supple-ment, which is incorporated herein by reference. Reference is also made to the information set forth under Item 4 of the Schedule 14D-9, which is incorporated herein by reference.

     (e) Reference is made to the information set forth under "Introduction", "Special Factors -- Further Contacts with Prodigy", "Special
Factors -- Purchaser's and SBC's Position Regarding the Fairness of the Amended Offer" and "Special Factors -- Recommendations of The Special Committee and Prodigy's Board of Directors" of the Supplement, which is incorporated herein by reference. Reference is also made to the information set forth under Item 4 and
Item 5 of the Schedule 14D-9, which is incorporated herein by reference.

     Item 14.  Persons/Assets Retained, Employed, Compensated or Used.

     (a) Reference is made to the information set forth under "Introduction" of the Supplement, which is incorporated herein by reference. Reference is also made to the information set forth under Item 5 of the Schedule 14D-9, which is incorporated herein by reference.

     Item 15.  Additional Information.

     (b) Reference is made to the information set forth under "Special
Factors -- VarTec Telecom Inc.", Section 10 ("Certain Legal Matters"), Section 12 ("Appraisal Rights") and Section 13 ("Miscellaneous") of the Supplement, which is incorporated herein by reference. Reference is also made to the information set forth under Item 8 of the Schedule 14D-9, which is incorporated herein by reference.

     Item 16.  Exhibits.

(c)(1)(i)         Opinion of Deutsche Banc Alex. Brown Inc., dated October 17,
                  2001 (incorporated herein by reference to Exhibit 11 to Solicitation/Recommendation Statement (Amendment No. 2), dated October 19, 2001).
(c)(1)(ii)        Report of Deutsche Banc Alex. Brown Inc., dated October 19,
                  2001 (incorporated herein by reference to Exhibit 10 to Solicitation/Recommendation Statement (Amendment No. 2), dated October 19, 2001.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SBC INTERNET COMMUNICATIONS, INC.

                                          By: /s/ RICHARD C. DIETZ
                                            ------------------------------------
                                            Name: Richard C. Dietz
                                            Title: President

                                          SBC COMMUNICATIONS INC.

                                          By: /s/ RANDALL STEPHENSON
                                            ------------------------------------
                                            Name: Randall Stephenson
                                            Title: Senior Executive Vice
                                                   President and
                                                Chief Financial Officer

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in Item 13 of this statement is true, complete and correct.

                                          PRODIGY COMMUNICATIONS CORPORATION

                                          By: /s/ DANIEL IANNATTI
                                            ------------------------------------
                                            Name: Daniel Iannatti
                                            Title: Senior Vice President,
                                                   General Counsel
                                                & Secretary

Dated: October 19, 2001

                                 EXHIBIT INDEX

    EXHIBIT                               DESCRIPTION
    -------                               -----------
(a)(1)(xii)       Supplement to the Offer to Purchase, dated October 19, 2001.
(a)(1)(xiii)      Revised Letter of Transmittal.
(a)(1)(xiv)       Revised Notice of Guaranteed Delivery.
(a)(1)(xv)        Revised Letter from the Dealer Managers to Brokers, Dealers,
                  Commercial Banks, Trust. Companies and Other Nominees.
(a)(1)(xvi)       Revised Letter to Clients for use by Brokers, Dealers,
                  Commercial Banks, Trust. Companies and Other Nominees.
(a)(1)(xvii)      Guidelines for Certification of Taxpayer Identification
                  Number on Substitute Form W-9.
(a)(2)(i)         Solicitation/Recommendation Statement on Schedule 14D-9,
                  dated October 16, 2001.
(a)(2)(ii)        Solicitation/Recommendation Statement (Amendment No. 1) on
                  Schedule 14D-9, dated October 18, 2001.
(a)(2)(iii)       Solicitation/Recommendation Statement (Amendment No. 2) on
                  Schedule 14D-9, dated October 19, 2001.
(a)(5)(xii)       Memorandum of Understanding, dated October 17, 2001.
(c)(1)(i)         Opinion of Deutsche Banc Alex. Brown Inc., dated October 17,
                  2001 (incorporated herein by reference to Exhibit 11 to
                  Solicitation/Recommendation Statement (Amendment No. 2),
                  dated October 19, 2001).
(c)(1)(ii)        Report of Deutsche Banc Alex. Brown Inc., dated October 19,
                  2001 (incorporated herein by reference to Exhibit 10 to
                  Solicitation/Recommendation Statement (Amendment No. 2),
                  dated October 19, 2001.
(d)(1)            Agreement and Plan of Merger, dated October 17, 2001.